Exhibit 4.184

GEO'I'HERMAL LEASE AND AGREEMENT

THIS GEOTHERMAL LEASE AND AGREEMENT (hereinafter referred to as the. "Lease"), is made and entered into this 28th day of March 2007 (the “Effective Date”), by and between:

Smith Brothers Geothermal LLC, a California Limited Liability Company having its principal office at 445 West H Street, Brawley, California 92227, hereinafter referred to as "Lessor" and

Pacific: Hydro US Holdings Inc. a Delaware corporation, having its principal office at 2210 Encinitas Blvd., Suite Fl. Rincon Plaza, Encinitas. California, 92024, hereinafter referred to as "lessee;”

WITNESSETH:

1.	Grant of Leasehold.

FOR AND IN CONSIDERATION of the rental paid to Lessor by Lessee as set forth herein and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged by Lessor, and in consideration of the covenants and agreements herein, Lessor does grant, lease, let and demise to Lessee, its successors and assigns upon and subject to the terms hereinafter set forth, ,those certain mineral and geothermal energy rights contained within and constituting a part of land situated in Imperial County, State of California, more particularly described in Exhibit A hereto, containing 920 acres, more or less (hereinafter referred to as "Leased Land" or "Leased Lands"), including all accretions thereto and all lakes, streams, canals, waterways, dikes, roads, streets, alleys, casements and rights-of-way, on, within or adjoining the Leased Lands described above and including all strips or parcels of land contiguous, adjacent to or adjoining the above described Leased Land, and owned or claimed by Lessor. The uses permitted and rights granted by this Lease for the Preliminary Term (as defined in Paragraph 2(a)) and for the Production Term (as defined in Paragraph 2(b)), if any, are:

(a) for the preliminary term: the sole and exclusive rights to:

(i) prospect for, drill and explore the Leased Lands for geothermal resources and other associated fluids and minerals;

(ii) vent, dispose of and/or remove a reasonable amount of geothermal resources from the Leased Lands for testing and analysis in connection with its evaluation of the geothermal resource potential of the Leased Lands.

(b) for any Production Term: the sole and exclusive rights to:

(i) explore for, drill for, test, develop, operate, produce, extract, and utilize, naturally occurring hot water, geothermal resources, geothermal fluids and brines. Gases, steam and thermal energy, hereinafter collectively referred to as “Leased Substances;” store, utilize, Lands; and construct, use and maintain thereon and to remove therefrom such structures, plants, pipelines, utility lines, power and transmission lines, equipment, facilities, roads, fixtures, or improvements as Lessee deems necessary or convenient for the exploration, development, production, processing. or utilization of leased substances whether on Leased Lands or lands in the vicinity thereof, including but not limited to operation and transmission of steam power and electric power;

(ii) locate a well or wells on the surface of the Leased Lands in order to slant drill said well or wells into, under, across and through the Leased Lands into and under other lands other than the

Leased Land together with the right to repair, redrill, deepen, maintain, inject in, rework and operate or abandon such well or wells for the production of Leased Substances from such other lands;

(iii) drill into and through the Leased Land by means of a well or wells drilled from the surface of lands other than the Leased Land, and the right to abandon or repair, redrill, deepen, maintain, inject in, rework and operate such well or wells for the production of Leased Substances from lands other than the Leased Lands;

(iv) drill such well or wells on the Leased Land as Lessee may deem desirable, including wells for production, observation, injection and reinjection purposes, and inject water, gas or other fluids or Leased Substances by artificial means into formations under the Leased · Land or lands in the vicinity thereof and to dispose of any effluent or waste brine, water and other Leased Substances produced from wells, power plants or other facilities located on the Leased Land or on lands in the vicinity thereof; and

(v) drill water well(s) upon the Leased Lands and use the water produced therefrom for operations on the Leased Lands free of cost, provided that such free use shall not interfere with Lessor’s own use of water for domestic, commercial, stock or agricultural purposes.

TOGETHER WITH RIGHTS OF WAY for entry into and upon, transit through and across, the Leased Land for all persons, equipment and material which Lessee deems appropriate to engage in the uses and operations set forth in Subparagraphs (a) and (b) above.

Nothing contained in this Lease shall be construed to create an association, joint venture, trust or partnership covenant, obligation or liability on or with regard to any one or more of the parties to this Lease.

2.	Lease Term.

(a) This Lease shall commence on the Effective Date and continue for the total period(s) of the Preliminary Term and any Production Term. The "Preliminary Term shall commence upon the Effective Date and continue until the earliest of (i) the third anniversary of the Effective Date, (ii) the commencement of any Production Term, or (iii) termination by Lessee in accordance with paragraph 15(b). If a Production Term has not commenced by the third anniversary of the Effective Date this Lease shall expire and terminate.

(b) At any time prior to the expiration of the Preliminary Term Lessee may elect to extend the term of this Lease for a period of up to 30 years (the "Production Term) by delivering notice of such election to Lessee. The commencement date and period of any Production Term shall be as specified in such notice, provided, however, that said commencement date may not be later than the third anniversary of the Effective Date. Unless earlier terminated pursuant to Paragraph 15(b) this Least shall expire and terminate at the end of the period of any production term. Notwithstanding the period of the Production Term specified in Lessee's notice of election of a Production Term, and unless terminated pursuant to Paragraph 15(b), if production of Leased Substances is established or maintained during any Production Term, then the term of this Lease shall continue for so long thereafter as any of the Leased Substances are being produced, sold or utilized from the Leased Land or lands pooled, unitized or combined therewith, up to a maximum of 34 years from the Effective Date.

(c) lf, prior to the end of the Preliminary Term or any Production Term this Lease, or a portion thereof, is committed to any cooperative plan, unitization agreement, or unit plan as set forth in Paragraph 6 the term of this Lease shall be continued for the term of the cooperative plan, unitization agreement, or unit plan, or as otherwise provided by law ("Unitization Term"). In the event all or a portion of the Lease is segregated from such cooperative plan, unitization agreement, or unit plan, or the plan or agreement terminates, then the segregated or terminated portion of the Lease shall continue In force and effect for the remainder of the Preliminary Term or Production Term, as applicable, or for 2 years from the dale of segregation, or termination, whichever is longer. In no event shall the term of this Lease exceed 34 years.

3.	Rent

(a)

On the Effective Date, Lessee shall pay to Lessor the sum of Ten Thousand Dollars ($10,000) as a signing bonus. Within 30 clays after Lessee’s entry into a power purchase agreement regarding the delivery of electric power generated from any Leased Substances produced from or allocated to the Leased Land, Lessee shall pay to Lessor the sum of Ten Thousand Dollars ($10,000) as an additional bonus.

(b)

On the Effective Date. Lessee shall pay to Lessor the sum of' Ten Thousand Dollars ($10,000) which shall constitute rent until the next anniversary date hereof. Thereafter, Lessee shall, on or before each anniversary of the Effective Date during the Preliminary Term, pay or tender to Lessor rent in the aforesaid amount. Payments of rent during the Preliminary Term shall not be subject to proration or refund in the event of termination of the Preliminary Tenn.

(c)

On the commencement dale of any Production Term or Unitization Term and thereafter on or before the 25th day of each calendar month during any Production Term or Unitization Term, Lessee shall pay to Lessee the sum of Two Thousand Eighty Three and 33/100 Dollars ($2.083.33) ("Minimum Rent').

(d)	For any Unitization Term, the rent shall be the greater of the amounts otherwise payable hereunder or the amounts payable according to the Unit Agreement and the Unit Operating Agreement.

4.	Royalties.

For and during any Production Term, Lessee shall pay to Lessor a royalty on the Leased Substances as follows:

(a)

In years 1 through 10, two and one half percent (2.5%), and thereafter three and one half percent (3.5%) of Gross Revenues attributable or allocated to that portion of any Participating Area lying within 1he Leased Land if Lessee generates electric power from any Leased Substances produced from or allocated to the Leased Land, or otherwise converts any Leased Substances into electric power and sells any of said electric power;

(b)

As a "pass through royalty'' for production from wells directionally drilled from the surface of the Leased Lands, outside of any Participating Area, under, across or through and into lands other than 1he Leased Land, Lessor shall be entitled to a royalty of 0.35% of Gross Revenues attributable or allocated to that portion of any Participating Area lying within said lands;

(c)

As a "pass through royalty" for production from wells vertically drilled from the surface of the Leased Lands where subsurface mineral rights are not owned by Lessor. Lessor shall be entitled to a royalty of 0.35% of Gross Revenues attributable or allocated to that portion of any Participating Area lying within the Leased Land.

(d)

(i) “Gross Revenues” as used in this Paragraph shall mean, all receipts from the generation of electric power in each calendar month or substitutes therefor including payments therefor payments for energy, capacity, and curtailment. Gross Revenues shall not include any government subsidies, grants, tax credits, deductions or other tax benefits of the installation or operation of Lessee's facilities on the Leased Lands or of the generation of electrical power by Lessee.

(ii) “Participating Area" as used in this Paragraph shall mean that geographic area for pooling of revenue and /or expenses described in any Unit Agreement or Unit Operating Agreement applicable to the Leased Lands or to other lands under across or through and into which Lessee has drilled a production well (whether for injection or extraction) from the Leased Lands.

(e)

Lessee shall meter, gauge, or measure the production from the Leased Lands, or from the units including the Leased Lands and other unit, as the case may be, and compute and pay Lessor's royalty payable under the provisions hereof on the basis of such production so determined or allocated as the case may be.

(f)

Lessee shall pay Lessor on or before the 2day of each and every calendar month of any Production Term, the royalties accrued and payable for the preceding calendar month, less the Minimum Rent paid for said preceding calendar month provided that the net payments of royalties and Minimum Rent shall not be less than the Minimum Rent. In making such royalty payments, Lessee shall deliver to Lessor a statement setting forth the basis for the determination of the royalty then paid by Lessee and payment shall be deemed delivered when checks or drafts therefor are deposited in the United States mail addressed to Lessor or Lessor’s depository hereinafter designated.

(g)

lf by survey or otherwise it should hereafter appear that Lessor, at the time of making this Lease, owned less than the entire and undivided fee simple estate therein and/or the interest in the Leased Substances contained in and under the Leased Lands, then the rentals. royalties and like accruing to Lessor hereunder shall be paid to Lessor in the proportion which Lessor's interest bears to the entire interest in said Leased Substances; If any claim is asserted or any action or proceeding instituted by Lessor, or by any third party claiming title to the Leased Lands or any part thereof or any in any production therein or in any production therefrom, adverse to Lessor or in hostility to rights claimed in good faith by Lessee under this Lease, then during the pendency of such controversy and until ninety (90) days after the final determination thereof, lessee may defer or discontinue all operations on the Leased Land or, if it operates wells or facilities it may deposit royalties accruing hereunder in respect to the production therefrom in any bank in the State in which the Leased Lands are situated to abide the final determination of such controversy. Lessor agrees that Lessor will fully satisfy and discharge any and all of its obligations and requirements to all third parties under any deeds or other agreements that relate to the Leased Substances or the Leased Lands as applicable, and agrees to protect Lessee against any expense, loss or damage arising as a result of claims or rights asserted by any third party In or under said deeds or other agreements. In no event shall Lessee be required to pay pater rents or royalties than as provided in this Lease.

(h)

Lessee shall not be required to account to Lessor for or to pay any royalty on Leased Substances or extractable minerals described In Paragraphs (a) through (d) above produced by Lessee on the leased Land, or lands pooled, unitized or combined therewith which are not utilized, saved and sold, or which are used by Lessee in i1s operations on or with respect to the Leased Land, lands pooled, unitized or combined therewith or which arc unavoidably lost.

(i)

The royalties hereinabove provided for shall be subject to proportionate reduction for (1) sales, use, excise or other taxes levied upon the sale, use, or consumption or other transaction involving any Leased Substances from the Leased Lands, and (2) the cost of transportation of said Leased Substances to the delivery point specified in any commercial transaction.

5.	Royalty Payment Recipients.

(a)

Unless changed by notice in accordance with Paragraph 16 hereof, all statements of production and royalty and all payments to be made by Lessee to Lessor hereunder shall be sent to the persons or bank depository hereinafter set form at the addresses indicated and each such person or bank depository shall be entitled to receive only that portion of the total rentals and royalty payable hereunder as herinafter set forth after the name of such period or bank depository:

(b)

Lessor shall examine promptly all statements and remittances forwarded by Lessee as submitted in accordance with Paragraph 16 and promptly advise Lessee of any objections thereto. Failure to make such objection within six (6) months of the receipt of such statement or remittance shall constitute a waiver thereof.

(c)	Rental or royalty payments shall be deemed delivered when checks or drafts therefor are deposited in the United States mail, addressed to Lessor, or Lessor's depository herinafter designated.

6.	Unitization.

(a)

Lessee is hereby granted the right, at its sole option during the term of this Lease to combine, pool or unitize in whole or in part as to any stratum or strata, all or any part of the Leased Lands with other lands and Leases and to increase or decrease the size of any such unit. In the event of any such unitization, this Lease shall become subject to the provisions set forth in the Unit Agreement and the Unit Operating Agreement(s), if any, and unless sooner terminated by Lessee, shall continue in effect for so long as any of the Leased Lands hereby teased remain subject to any such unit. The drilling and production operations conducted on any of the pooled and/or unitized lands shall constitute full compliance with the drilling and producing obligations of Lessee hereinabove.

(b)

Unless otherwise provided in an applicable Unit Agreement or Unit Operating Agreement with respect to all Leased Substances obtained from any lands subject to such an agreement, (i) there shall be allocated to and deemed to have been produced from the Leased Lands and included in the unit defined under such an agreement, only that portion of the entire production from such unit which the amount of the surface acreage within the Leased Lands included in the Participating Area in such unit bears to the total surface acreage of all of the land in the Participating Area in such operating unit, and (ii) royalty payable under this Lease with respect to the Leased Land included in such unit shall be computed only on that portion of such production so allocated to such Leased Lands. Lessee shall at all times keep Lessor informed of the lands embraced in any unit of which the lands hereby leased from a part. Lessee shall execute in writing and record in the conveyance records of the county in which the lands are situated, a declaration identifying and describing the unitized acreage.

7.	Commingling.

Lessee shall have the right from time to time and at any time to commingle (for purposes of storing, transporting, utilization, selling or processing, or any of them) the Leased Substances produced from other lands or units in the vicinity of the Leased Lands, and in the event of such commingling, Lessee shall meter, gauge or measure the production from the Leased Land as set forth in Paragraph 4 above.

8.	Lender Protection.

Lessee and any Assignee or Tenant may, at any time and without the consent of Lessor, grant to any person or entity (herein, together with that person's or entity's successors and assigns a "Leader") one or more mortgages, trust deeds or similar security interests in all or any part of its interests under this Lease (a ''Mortgage”). In the event any such Mortgage is granted, the Lender thereunder shall, for so long as its Mortgage maintains in effect be entitled to the protections described in the following provisions of this Section 8, upon delivery to Lessor of notice of its name md address.

(a)	Consent To Modification, Termination Or Surrender.

So long as any Mortgage remains in effect, this Lease shall not be modified, and Lessor shall not accept a surrender of any of the Leased Lands or a termination or release of this Lease prior to expiration of all periods described in Paragraph 2, without the prior written consent of all Lenders.

(b)	Notice of Default; Opportunity To Cure.

As a precondition to exercising any rights or remedies for any alleged default under this Lease, Lessor shall give written notice of the default to each Lender concurrently with delivery of such notice to Lessee, an Assignee or Tenant, as applicable specifying in detail the alleged default and the required remedy. In the event Lessor gives any such notice, the following provisions shall apply:

i.

The Lender shall have the same period after receipt of the default notice as is given to Lessee, the Assignee or Tenant to remedy or cause to be remedied the default plus, in each Instance, (i) an additional thirty (30) days after receipt of the default notice in the event of any monetary default (meaning any failure to pay when due any rent, real property taxes, insurance premiums or other monetary obligation under this Lease ); and (ii) an additional thirty (30) days after receipt of the default notice in the event of any other type of default, provided that such 30-day period shall be extended for the time reasonably required to complete such cure, including the time required for the Lender to pen its right to cure such default by obtaining possession of the Leased Lands (including possession by a receiver) or by instituting foreclosure proceedings, provided the Lender acts with reasonable and continuous diligence. Lenders shall have the absolute right to do any act or thing required to be performed by Lessee, an Assignee or any Tenant under this Lease, and any such act or thing performed by Lender shall be as effective to prevent a default under this Lease and/or a forfeiture of any rights under this Lease as if done by Lessee, the Assignee or Tenant itself.

ii.

During any period of possession of the Leased Lands by a Lender (or a receiver requested by such Lender) and/or during the pendency of any foreclosure proceedings instituted by a Lender, the Lender shall pay or cause to be paid the rent and all other monetary charges payable by Lessee, an Assignee or any Tenant which hive accrued and R unpaid at the commencement of such period and those which accrue thereafter during such period. Following acquisition of Lessee's, an Assignee or any Tenant's leasehold estate by the Lender or its assignee or designee as a result of foreclosure or assignment in lieu of foreclosure, or by a purchaser at a foreclosure sale, this Lease shall continue in full force and effect and the Lender or other party acquiring title to the leasehold estate shall, as promptly as reasonably possible, commence the cure all other defaults hereunder and thereafter diligently process such cure to completion, whereupon Lessor's right to terminate this Lease based upon such defaults shall be deemed waived: provided, however, the Lender or other party acquiring title to the leasehold estate shall not be required to cure those defaults which are not reasonably susceptible of being cured or performed by such party ("Non-Curable Default"). Non-curable defaults shall be deemed waived by Lessor upon completion of foreclosure proceedings or acquisition of Lessee’s, Assignee's or Tenant’s interest in this Lease by such party.

iii.

Upon the sale or other transfer of the leasehold interests acquired pursuant to foreclosure or assignment in lieu of foreclosure, the Lender or other acquiring party shall have no further duties or obligations hereunder.

iv.

Neither the bankruptcy nor the insolvency of Lessee, an Assignee or any Tenant shall be grounds for terminating this Lease as long as the rent and all other monetary charges payable by such Lessee, Assignee or Tenant hereunder are paid by the Lender in accordance with the terms of this Lease.

v.

Nothing herein shall be construed to extend this Lease beyond the periods described in Paragraph 2 or to require a Lender to continue foreclosure proceedings after the default has been cured. If the default is cured and the Lender discontinues foreclosure proceedings, this Lease shall continue in full force and effect.

(c)	New Lease to Lender.

If this Lease terminates as a result of any default, foreclosure or assignment in lieu of foreclosure, or bankruptcy, insolvency or appointment of a receiver in bankruptcy, Lessor shall give prompt written notice to the Lenders. Lessor shall, upon written request of the first priority Lender that is made within ninety (90) days after notice to such Lender, enter into a new lease of the Leased Lands with such Lender, or its designee, within thirty (30) days after the receipt of such request. Such new lease shall be effective as of the date of the termination of this Lease, shall be upon the same terms, covenants, conditions and agreements as contained in this Lease, and shall be subject to all exising subleases entered into pursuant to this Lease, provided that the subtenants are not then in default. Upon the execution of any such new lease, the Lender shall (i) pay Lessor any amounts which are due Lessor from Lessee, the Assignee or Tenant, (ii) pay Lessor any and all amounts which would have been due under this Lease (had this Lease not been terminated) from the date of termination to the date of the new lease, (iii) perform all other obligations of Lessee and/or the Assignee or Tenant under the of this Lease, to the extent performance is then due and susceptible of being cured and performed by the Lender; and (iv) agree in writing to perform, or cause to be performed, all non-monetary obligations which have not been performed by Lessee, the Assignee or Tenant that would have accrued under this Lease up to the date of commencernent of the new lease, except those obligations which institute Non-Curable Defaults. Any new lease granted to the Lender shall enjoy the same priority as this Lease over any lien, encumbrance or other interest created by Lessor. The provisions of this Paragraph 8 shall survive termination of this Lease and shall continue in effect therafter and, from the effective date of termination to the date of execution and delivery of such new lease, such Lender may use and enjoy said Leased Lands without hindrance by Lessor or any person claiming by, through or under Lessor, provided that all of the conditions for a new lease as set forth in this Section are complied with.

(d)	Subleases.

During any periods following termination of this Lease thereafter in which any Lender is entitled to enter into a new lease of the Leased Lands pursuant to Paragraph 8(c). Lessor will not terminate any sublease or the rights of any sublessee hereunder unless the sublessee is in default under such sublease. During such period, if the Lessor receives any rent and other payments due from sublessees, including any sublessees whose attornment Lessor has agreed to accept, Lessor will do so as agent of such Lender and shall deposit such rents and payments in a separate and segregated account in trust subject to a right of setoff against amounts due to Lessor. Upon the execution and delivery of a new lease with Lender, Lessor shall account to its counter-party under such new lease for the rent and other payments made under such sublease, and the counter-party shall then assign the rent and other payments due under such subleases to any Lenders under this Lease. The collection of rent by Lessor acting as an agent pursuant to this Paragraph 8(d) shall not be deemed an acceptance by Lessor forks own account of the attornment of any sublessee unless Lessor shall have agreed in writing with such sublessee that its subtenancy shall be continued following the expiration of such a period during which a Lender may be granted a new lease, in which case such attornment shall take place upon the expiration of such period but not before. Lessor shall not be under any obligation to enforce any subleases.

(c)	No Waiver.

No payment made to Lessor by any Lender shall constitute an agreement that such payment was, in fact, due under the terms of this Lease or waiver of the Lender's rights with respect to any wrongful, improper or mistaken notice or demand with respect to such payment

(f)	No Merger.

There shall be no merger of this Lease, or of the leasehold estate or other interests created by this Lease, with the fee estate in the Leased Lands by reason of the fact that this Lease or any such interests may be held, directly or indirectly, by or for the account of any person or persons who shall own the fee estate or any interest therein, and no such merger shall occur unless and until all persons at the time having an interest in the fee estate in the Leased Lands, and all persons (including Lenders) having an interest in or under this Lease and any portion of the fee estate shall join in a written instrument effecting such merger and shall duly record the same.

(g)	Further Amendments.

Upon request, Lessor shall (1) amend this Lease to include any provision reasonably requested by a proposed Lender, provided such amendment does not materially impair Lessor’s rights or substantially increase the burdens or obligations of Lessor under this Lease, and (2) execute such estoppel certificates (certifying as to such matters as Lender may reasonably request, including, without limitation, that no default then exists under this Lease, if such be the case) and other additional instruments reasonably requested by any Lender to evidence the status of this Lease and Lender’s rights under this Lease.

9. Tax Assessments.

(a)	Lessee shall pay its royalty share of all taxes assessed on or measured by:
i.	production and/or electrical generation of Leased Substances;
ii.	the right to produce Leased Substances from the Leased Land, severance or property taxes levied upon the production from the Leased Land and/or Leased Substances.

(b)	Lessee shall pay all taxes levied on Lessee's structures and improvements placed on the Leased Lind by Lessee;
(c)

Lessor shall pay all taxes levied against any and all rights with respect to the Leased Land not covered by this Lease and shall pay all taxes levied or assessed against all structures and improvements owned by Lessor or placed on the Leased Land by or pursuant to Permission of Lessor other than property with respect to which taxes are payable by Lessee pursuant to Paragraph 9(b), above.

10.	Liens and Encumbrances.

(a)	Lessee shall protect Lessor's interest in the Leased Land against liens of every character arising from its operations thereon;

(b)

Lessee shall or protect work of Lessor against damages of every kind and character arising out of the operations or work of Lessee of those under Lessee's control upon the Leased Land, but Lessee shall not be liable hereunder in d event of the negligence or willful misconduct of parties other than Lessee. In the event any building or personnel property shall be damaged, destroyed or required to be removed IS a result of Lessee's operations on Leased Lands, then Lessee shall be liable for payment of reasonable damages caused by such operations;

(c)

Lessor hereby warrants and agrees to defend title to the Leased Lands and further agrees that Lessee, its option, may pay and discharge and taxes, mortgages, trust deeds or other liens or encumbrances existing. levied or assessed on or against the Leased Lands; and, in the event Lessee exercises such option, Lessee shall be subrogated to the rights of any bolder or holders thereof and shall have the right. in addition to other remedies provided by law, to reimburse itself by applying of the discharge of any such rental, royalty, tax or other lien or encumbrance any and all payments accruing to Lessor hereunder.

11.	Surface Utilization.

(a) Lessee agrees to fence all of Lessee's sumps, pits or other excavations on Leased Lands. Within 180 days following& abandonment of any well drilled on Leased Lands, or following the termination of this Lease, Lessee shall level and fill all of its sumps, pits or other operations on Leased Lands, and shall plug all wells. If Lessor specifically requests that the Lessee not conduct such filling and/or plugging, Lessor thenceforward will assume full liability for such sumps, pits, wells, and other operations, including but not limited to liability for future repairs, plugging & and abandonment and such other procedures as may be required by regulatory agencies or prudent well management. Lessee shall at all times have due and proper regard for the rights, health, safety and welfare of Lessor and of all tenures and persons lawfully occupying the Leased Lands:

(a)	Lessee may at any time during the term of this Lease remove all or any of the property end fixtures placed by it in or upon the Leased Lands, including& the right 10 draw and remove all casing;

(b)

Following termination of this Lease or any part thereof for any cause, and followings abandonment of any well drilled pursuant to the provisions hereof, Lessee shall within six (6) months thereafter, remove all personal property which Lessee shall have placed upon the Leased Lands affected by such termination or upon the drill site of such abandoned well and in the cue of termination, shall deliver to the Lessor a quitclaim deed, in recordable form surrendering to the Lessor all rights, title and interest of the Lessee in the part of the Leased Land as to which this Lease shall have been so terminated, saving and excepting necessary easements and rights of way on the Leased Lands for Lessee’s further operations on any part of the Leased Lands or lands in the vicinity thereof as to which this Lease shall not have been terminated. Any future royalties based on acreage will be reduced proportionately to the number of acres in the area so terminated and/or quitclaimed.

(c)	The ownership of any of Lessee's property not removed by it during the period herein provided shall, in the absence of Force Majeure as defined in Paragraph 12, be deemed abandoned by

Lessee and shall pass to Lessor without further act of the parties or either of them effective upon expiration of such period.

12.	Hazardous Materials.

(a)

Lessor shall not violate, and shall indemnify Lessee for, from and against any claims, costs, damages, fees or penalties arising from a violation (past, present or future) by Lessor or Lessor's agents or contractors of, any federal, state or local law ordinance, order, or regulation relating to the generation, manufacture, production, use, storage, release or threatened release., discharge. disposal, transpiration or presence of any substance, material or waste which is now or hereafter classified as hazardous or toxic, or which is regulated under current or future federal, state or local laws or regulations, on or under the Leased Lands.

(b)

Lessee shall not violate, and shall indemnify Lessor against, any claims, costs, damages, fees or penalties arising from a violation by Lessee or Lessee's agents or contractors of any federal, state or local law, ordinance, order, or regulation relating to the generation, manufacture, production, use, storage, release or threatened release, discharge, disposal, lrlnSpor1ation or presence of any substance, material or waste which is now or hereafter classified as hazardous or toxic, or which is regulated under current or future federal, state or local laws or regulations, on or under the Leased Lands.

13.	Force Majeure.

The obligations of Lessee hereunder shall be suspended and the term of this Lease extended, as the case may be, while Lessee is prevented from complying therewith, in whole or in part, by strikes, lockouts, riots, actions of the elements, accidents, delays in transportation. inability to secure labor or materials in the open market. laws, rules or regulations of any federal, State, Municipal or other governmental agency, authority or representative having jurisdiction, Inability to contract for sale or utilize Leased Substances produced from the Leased Lands or derivatives developed by Lessee therefrom if it is established that no market exists for the resource, or by other matters or conditions beyond the reasonable control of Lessee. Whether or not similar to the conditions or matters in this Paragraph specifically enumerated.

14.	Assignment

The rights of Lessee and Lessor hereunder may be wiped in whole or in part. and the right and privilege to do so is hereby reserved by each party, and the provisions hereof shall extend to the heirs, personal representatives, successors and assigns’ of the parties hereto ('"Assignee(s)"), but no change or division in ownership of the Leased Land, rentals or royalties, however accomplished, shall operate to enlarge obligations or diminish 1he rights of Lessee, and Lessee may continue operation on the Leased Land and to pay and settle rentals or royalties as an entirely. No such change in ownership shall be binding upon Lessor and/or Lessee until the expiration of thirty (30) days after written notice of such transfer or assignment is furnished, together with a certified copy of the instruments of transfer or assignment.

15.	Memorandum Of Lease

Upon execution of this Lease, and upon extension of this Lease in accordance herewith, Lessor and Lessee shall execute in recordable form and Lessee shall then record a memorandum of this Lease in form and substance attached hereto as Eslllbl1 B. Lessor hereby consents to the recordation of the interest of an Assignee in the Leased Lands.

16.	Default And Termination.

(a)

Upon the violation of any of the terms and conditions of this Lease by Lessee, other than the Rent and Royalty provisions of paragraph 3 and 4 above, and Lessee's failure to begin in good faith to remedy the same, within ninety (90) days after written notice from Lessor of such violation, specifying in such notice the nature of such default, then Lessor may pursue any and all appropriate remedies available hereunder except, however, Lessor may not terminate this Lease based on such uncured default, nor may it seek to evict Lessee from or curtail its use of the Leased Lands. Upon the violation of any of the payment provisions of paragraph 3 or 4 of this Lease by Lessee. and Lessee's failure to cure such violation within 60 days after written notice of such violation, specifying in such notice the exact default, 1hen Lessor may pursue any and all appropriate remedies available hereunder.

(b)

Lessee shall have the right at any time prior to or after default hereunder, to quitclaim and surrender to Lessor all right, title and interest of Lessee in and to the Leased Land, or any pert thereof, and thereupon all rights and obligations of the parties hereto one to the other shall cease and terminate as to the lands or area so quitclaimed and surrendered. save and except as to accrued monetary or royalty obligations of Lessee then payable as to which Lessee shall remain liable to Lessor. A reanimation of this Lease as to only a portion of the Leased Lands or as to only a portion of Lessee's rights shall not affect such rights-of-way and casements as maybe necessary in Lessee's operations on the part of the Leased Lands or lands in the vicinity thereof as to which no such termination shall have occurred.

17.	Notices.

Any notice or other communication hereunder between the parties shall be given in writing by sending the same by prepaid certified mail, with return receipt requested, addressed to the party as shown at the beginning of this Lease and shall be deemed given when received or ten (10) business days after the deposit thereof with the United States mail within the State in which the Leased Land is situated and if deposited in the United States mail outside of such &ta1e, shall be doomed and given and received fifteen (15) business days after 1he deposit of same in the United States mail whichever shall first occur.

18.	Insurance

(a)	Lessee’s Insurance During the Term,. Lessee shall maintain insurance with respect to its interest in the Leased Substances and all operations of Lessee regulating thereto as follows:
i.	Workers' Compensation in the amount(s) required by law;
ii.	Comprehensive General Liability on an occurrence basis, with a combined single limit of not less than $2,000,000.

(b)

Lessor’s Insurance. With respect to any surface rights held by Lessor for the Leased Lands and any operations of Lessor relating thereto, Lessor shall maintain during the Term Comprehensive General Liability insurance on an occurrence basis, with a combined single limit of not less than $2,000,000. The parties hereto agree that. as of the date of this Lessor has no surface rights in the Leased lands.

(c)	Certificates. Upon request, Lessor and Lessee $ball each provide the od1cr with certificates of the Insurance required by this Section and of renewals thereof.

19.	Lease Enforcement

(a)	If any part, portion or provision of this Lease shall be found or declared to be null, void or unenforceable for any reason whatsoever by any court of competent jurisdiction or by any governmental agency having authority there over, then only such part, portion or provision shall be affected thereby and the remainder of this instrument shall continue in full force and effect. The foregoing provisions of this Paragraph shall be severable for the purposes of the provisions of this Section.

(b)

Any controversy between the parties hereto relating to or arising from this Lease shall be resolved by a single referee appointed by the Superior Court of the County of San Diego, California according to the provisions of California Code of Civil Procedure Sections 638 et seq. The reference shall be conducted in San Diego California. The prevailing party in any action hereunder shall be entitled to recover its expenses incurred in such action, including reasonable attorneys fees.

(c)

This Lease and all of the terms, covenants and conditions hereof shall extend to · and be binding upon the respective heirs, executors, administrators, grantees, successors and assigns of the parties hereto.

20.	Confidentiality.

Lessor shall maintain in the strictest confidence, for the benefit of Lessee, any Assignee or Tenant, all information pertaining to the financial terms of or payments under this Lease,

Lessee's site or product design, methods of operation, methods of construction, power ion or availability of the Geothermal Facilities, and the like, whether disclosed by Lessee, any Assignee or Tenant, or discovered by Lessor, unless such information either (i) is in the public domain by reason of prior publication through no act or omission of Lessor or its employees or agents; or (ii) was already known to Lessor at the time of disclosure and which Lessor is free to use or disclose without h of any obligation 10 any person or entity. Lessor shall not use that information for its own benefit, publish or otherwise disclose it to others, or permits its use by others for their benefit or to the detriment of Lessee, any Assignee or Tenant. Notwithstanding the forgoing& Lessor may disclose such information to Lessor's lenders, attorneys. accountants and other personal financial advisors solely for use in connection with their representation of Lessor regarding this Lease; any prospective purchaser of the Leased Lands who has made a written offer to purchase or otherwise acquire the Leased Lands that Lessor desires to accept; or pursuant to lawful process, subpoena or court order requiring such disclosure, provided Lessor in making such disclosure advises the party receiving the information of the confidentiality of the information and obtains the written agreement of said party not to disclose the information, which agreement shall run to the benefit of and be enforceable by Lessee. Lessor shall get Lessee's written consent before issuing a press release or having any contact with or responding to the news media with any operational, sensitive or confidential information with respect to this Lease, the geothermal project to be construction on the Leased Lands by Lessee, or any other existing power project owned or operated by Lessee. The provisions of this Paragraph 20 shall survive the termination or expiration of this Lease for a period of five (5) years thereafter.

21.	Counterparts.

This Lease may be executed with counterpart signature pages and in duplicate originals, each of which shall be deemed an original and all of which together shall constitute a single instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Geothermal Lease and Lease as of the date hereinabove first written.

LESSOR(S):

SMITH BROTHERS GEOTHERMAL, LLC

LESSEE:

PACIFIC HYDRO US HOLDINGS.INC

EXHIBIT A
PROPERTY DISCRIPTION

The land referred to herein is situated in the State of California, County of Imperial and described as follows:

Parcel I:

APN: 040-200-01

An undivided 50% interest in and to all minerals, oil, gas, other hydrocarbon substances, geothermal rights and other minerals on or under the land described as those portions of Tracts 93 and 94,Township 14 South, Range 14 East, SB&M, in the County of Imperial, State of California, according to the official plat thereof. Said land is also set out as Parcel 4 in that certain Certificate of Compliance recorded December 29, 1981, in Book 1478, Page 1115, of Official Records.

Parcel II:

APN: 040-190-04

An undivided 50% interest in and to all minerals, oil, gas, other hydrocarbon substances, geothermal rights and other minerals on or under the land described as those portions of Tracts 99, 190 and 191, all in Township 14 South. Range 14 East, S.B.M., in the County of Imperial, State of California, according to the official plat thereof, lying East of the east right of way line of the Southern Pacific Railroad right of way, as said right of way was located November 30, 1981. Said land is also set out as Parcel 3 in that certain Certificate of Compliance recorded December 29, 1981, in Book 1478, Page 1115, of Official Records.

Parcel III:

APN: 040-190-01

An undivided 50% interest in and to all minerals, oil, gas, other hydrocarbon substances, geothermal rights and other minerals on or under the land described as those portions of Tracts 100 and 101, Township 14 South, Range 14 East, SB&M, in the County of Imperial, State of California, according to the official plat thereof. Excepting therefrom, that portion of said Tract 101, lying within State Highway 86, as conveyed to the State of California in instrument recorded October 22, 1946 in Book 666, Page 421, of Official Records. Said land is also set out as parcel 1 in that certain Certificate of Compliance recorded December 29, 1981, in Book 1478, Page 1115, of Official Records.

Parcel IV:

APN: 040.190-02

An undivided 50% interest in and to all minerals, oil, gas, other hydrocarbon substances, geothermal rights and other minerals on or under the land described as those portions of Tracts 99 and 190 in Township 14 South, Range 14 East, S.B.M., in the County of Imperial, State of California, according to the official plat thereof, lying west of the west right of way line of the Southern Pacific Railroad right of way, as said right of way was located November 30, 1981. Said land is also set out as Parcel 2 in that certain Certificate of Compliance recorded December 29, 1981, in Book 1478, Page 1115, of Official Records.

____________________

Said interests in each Parcel I through IV hereinabove do not include the right to enter upon the surface of the land for the purpose of drilling or otherwise removing or enjoying such minerals, nor to engage in any activity that would disturb the surface of the land nor adversely affect subsurface support or ground water, nor otherwise interfere with the intended use of the land.